EXHIBIT 99.15


TECHNICAL  REPORT ON THE SANTA
PANCHA  RESOURCE  ESTIMATE FOR
THE LIMON  MINERAL CONCESSION
OF NICARAGUA
--------------------------------------------------------------------------------
PREPARED BY
GLENCAIRN GOLD CORPORATION





Author:

Michael B. Gareau, B.Sc. (Hon.), P. Geo.














                                                    November 24, 2004
                                                    Report for NI 43-101

TABLE OF CONTENTS



                                                                            PAGE
SUMMARY                                                                        1
INTRODUCTION                                                                   6
RELIANCE ON OTHERS                                                             8
PROPERTY DESCRIPTION AND LOCATION                                              9
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND                   17
PHYSIOGRAPHY
HISTORY                                                                       19
GEOLOGICAL SETTING                                                            20
DESPOSIT TYPE                                                                 25
MINERALIZATION                                                                26
EXPLORATION                                                                   29
DRILLING                                                                      31
SAMPLING METHOD AND APPROACH                                                  32
SAMPLE PREPARATION, ANALYSES AND SECURITY                                     33
DATA VERIFICATION                                                             37
ADJACENT PROPERTIES                                                           37
MINERAL PROCESSING AND METALLURGICAL TESTING                                  38
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES                                39
OTHER RELEVANT DATA AND INFORMATION                                           54
CONCLUSIONS                                                                   58
RECOMMENDATIONS                                                               59
REFERENCES                                                                    61
DATE AND SIGNATURE PAGE                                                       62
CERTIFICATE OF QUALIFICATIONS                                                 63


APPENDIX 1
----------
ASSAY QUALITY ASSURANCE AND QUALITY CONTROL                                   66
CHECK ASSAY DATA AND GRAPHIC COMPARISONS


                                                                               i


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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

LIST OF TABLES
--------------

                                                                            PAGE
Table 1    Mineral Concession Summary                                         13
Table 2    Limon Reserves and Resources as of December 31, 2003               39
Table 3    Pozo 1&2 Mineral Resources as of October 31, 2004                  40
Table 4    Limon Production History Since 2000                                55

LIST OF FIGURES
---------------

                                                                            PAGE
Figure 1   Location  Map                                                      10
Figure 2   Mineral Concessions                                                11
Figure 3   Surface Rights - Limon                                             16
Figure 4   Regional Geology                                                   23
Figure 5   Property Geology                                                   24
Figure 6   Sample Preparation and Analysis Protocol                           28
Figure 7   Pozo 1&2 Location Map                                              34
Figure 8   Pozo 1&2, -30m Elevation Level Plan                                45
Figure 9   Pozo 1&2, -90m Elevation Level Plan                                46
Figure 10  Pozo 1&2, Cross Section 13768N                                     47
Figure 11  Pozo 1&2, Cross Section 13796N                                     48
Figure 12  Pozo 1&2, Cross Section 14081N                                     49
Figure 13  Pozo 1&2, Longitudinal Section, Hanging Wall                       50
Figure 14  Pozo 1&2, Longitudinal Section, Footwall                           51
Figure 15  Pozo 1&2, Longitudinal Section, HW2                                52
Figure 16  Pozo 1&2, Longitudinal Section, P4-BT                              53

SUMMARY
-------

     This Technical Report was prepared to comply with the requirements of National Instrument 43-101 (NI 43-101) with regards to a material change in the mineral resource for the Santa Pancha vein system located within the Limon Mine Concession in Nicaragua, as disclosed by Glencairn Gold Corporation (Glencairn) in a news release dated November 4, 2004.

     Glencairn holds interest in 14 mineral concessions in northwest Nicaragua, all with terms of 25 years expiring in 2027. The concessions include the producing Limon gold mining district, the former producing La India gold district and a number of other properties at early stages of exploration. The site of the Santa Pancha mineral resource is located within the 12,000 ha Limon mineral concession in northwest Nicaragua approximately 100 km northwest of Managua, the capital city of Nicaragua.

     The climate in northwestern Nicaragua is tropical with a hot, wet season from May through November and hotter, dry season from December through to April. The mean annual temperature is 27 degrees Celsius with an average annual precipitation of two metres. The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations.

     Nicaragua has a moderately developed infrastructure of telecommunications, airports and seaports, and has an ample supply of skilled and unskilled labour. Limon and Santa Pancha are readily accessible by road with a total road distance from Managua of 140 km. The second largest city in Nicaragua, Leon, is approximately 45 km southwest of Limon. Electrical power for Limon operations is obtained from the national grid with backup generators that can support full operations in the event of power disruptions. A more than adequate water supply is available from local sources. Fuel for the mobile equipment is sourced in country. Many of the Limon employees live in three local villages situated in the Limon concession with senior staff coming from both Leon and Managua.



                                                                               1



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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     The Limon mineral concession encompasses the Limon gold mining district that has produced over 2.8 million ounces of gold and an unrecorded quantity of silver as a minor by-product. Gold mining in the district started at Santa Pancha in the mid-1800's with modern operations in continuous production from 1941 to the present day. Glencairn Gold Corporation acquired its Limon interest and interest in the other Nicaraguan properties in October 2003 as the result of a merger with Black Hawk Mining Inc.

     The Limon concession is located along the western side of the Nicaragua graben and underlain predominantly by volcanic strata correlative with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Gold mineralization at Limon, including the Santa Pancha area, is typical of low-sulphidation, quartz-adularia epithermal vein systems. All gold production has been from quartz veins and quartzbreccia veins; no showings or deposits of other metals are known in the area. Gold is very fine grained and relatively uniformly distributed in the productive veins. Visible gold has never been reported on the Limon concession. Three vein systems (the Talavera, Limon and Santa Pancha systems) account for almost all of the gold produced from the district. These systems extend up to 2.0 km in length with vein widths from less than one to 25 m. Ore-shoots within the veins range from 60 to 450 m horizontally and 40 to 290 m vertically, with all economic gold mineralization found and mined within 400 m of surface. The following table lists mineral reserves and resources for the Limon concession as at December 31, 2003.






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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     The following table lists mineral reserves and resources for the Limon concession as at December 31, 2003.

-----------------------------------------------------------------------------------------
              Limon Reserves and Resources as of December 31, 2003
-----------------------------------------------------------------------------------------
                  Glencairn Gold Corporation -Limon Concession
-----------------------------------------------------------------------------------------
Mineral Reserves
-----------------------------------------------------------------------------------------
      Sector         Category      Cut-off        Tonnes       Gold Grade    Contained
                                 Grade (g/t)                     (g/t)      Gold Ounces
-----------------------------------------------------------------------------------------
Talavera             Proven                       185,300        6.32           37,600
-----------------------------------------------------------------------------------------
                     Probable       3.65          569,300        6.01          110,000
-----------------------------------------------------------------------------------------
                     Total                        754,600        6.09          147,600
-----------------------------------------------------------------------------------------
Mineral Resources (additional to the mineral reserves)
-----------------------------------------------------------------------------------------
Talavera             Measured                       5,200        4.83              800
-----------------------------------------------------------------------------------------
                     Indicated      4.5           161,100        7.04           36,500
-----------------------------------------------------------------------------------------
                     Inferred                     308,500        7.57           75,000
-----------------------------------------------------------------------------------------
Historical Mineral Resources - Santa Pancha
-----------------------------------------------------------------------------------------
Pozo 1&2             Inferred                     149,000        8.85           42,400
-----------------------------------------------------------------------------------------
Pozo 4               Inferred       4.5           216,600        6.70           46,700
-----------------------------------------------------------------------------------------
Pozo 5               Inferred                     173,800        6.10           34,100
-----------------------------------------------------------------------------------------
                     Total          4.5           539,400        7.10          123,200
-----------------------------------------------------------------------------------------





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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     The mineral resources for Pozo 1&2 of Santa Pancha, the subject of this report, were updated as of October 31, 2004 and are given below.



----------------------------------------------------------------------------------------------------------------------
                                                Glencairn Gold Corporation - Limon Concession
----------------------------------------------------------------------------------------------------------------------
                3.0 g/t Cut-off Grade                             4.5 g/t Cut-off Grade
----------------------------------------------------------------------------------------------------------------------
     Zone          Tonnes     Gold Grade     Contained Gold          Tonnes     Gold Grade         Contained Gold
----------------------------------------------------------------------------------------------------------------------
                                 (g/t)          (ounces)                           (g/t)              (ounces)
----------------------------------------------------------------------------------------------------------------------
 Indicated Mineral Resource (underground)
----------------------------------------------------------------------------------------------------------------------
CHW                472,700       5.95               90,500          394,000        6.29                   79,700
----------------------------------------------------------------------------------------------------------------------
CFW                280,200       4.63               41,700          140,800        5.40                   24,500
----------------------------------------------------------------------------------------------------------------------
NHW                  5,200       5.43                  900            5,200        5.43                      900
----------------------------------------------------------------------------------------------------------------------
NHW2                87,800       7.28               20,500           77,900        7.81                   19,600
----------------------------------------------------------------------------------------------------------------------
NFW                 78,900       6.92               17,500           63,800        7.54                   15,500
----------------------------------------------------------------------------------------------------------------------
P4 - BT            119,500       4.75               18,300           90,900        5.13                   15,000
----------------------------------------------------------------------------------------------------------------------
Sub-total        1,044,300       5.64              189,400          772,600        6.24                  155,200
----------------------------------------------------------------------------------------------------------------------
                1.6 g/t Cut-off Grade                             1.6 g/t Cut-off Grade
----------------------------------------------------------------------------------------------------------------------
"Open               26,200       4.89                4,100           26,200        4.89                    4,100
Pit"
----------------------------------------------------------------------------------------------------------------------
TOTAL            1,070,500       5.62              193,500          798,800        6.20                  159,300
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
 Inferred Mineral Resource (underground)
----------------------------------------------------------------------------------------------------------------------
CHW                 77,300       6.37               15,800           53,700        8.23                   14,200
----------------------------------------------------------------------------------------------------------------------
CFW                 41,400       5.96                7,900           41,400        5.96                    7,900
----------------------------------------------------------------------------------------------------------------------
NHW                 41,500       6.64                8,900           41,500        6.64                    8,900
----------------------------------------------------------------------------------------------------------------------
TOTAL              160,200       6.33               32,600          136,600        7.06                   31,000
----------------------------------------------------------------------------------------------------------------------
Note - tonnes and contained ounces rounded to nearest hundred
----------------------------------------------------------------------------------------------------------------------

     Michael B. Gareau is employed by Glencairn Gold Corporation as Vice President of Exploration. He directed and supervised the Pozo 1&2 drilling program and mineral resource estimate. Michael B. Gareau is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), is responsible for the October 31, 2004 mineral resource estimates for Pozo 1&2, and states that in his opinion:

     o The resource estimation procedures used for Pozo 1&2 are in keeping with practices at Limon, are in keeping with industry standards, and are appropriate for the deposit and proposed mining methods.
     o The Pozo 1&2 indicated and inferred mineral resources reported as of October 31, 2004 are classified in accordance with CIM Definitions and Guidelines as required by NI 43-101.



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--------------------------------------------------------------------------------

     A feasibility study and economic analysis on development and mining at Pozo 1&2 should be undertaken to evaluate the viability of converting the indicated mineral resources (Table 3) to mineral reserves. The study has been started and is being conducted in-house by Limon mine staff. Michael B. Gareau has recommended an independent external audit of the completed feasibility study. The study is expected to take three to four months to complete at an estimated cost of US$85,000.










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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

INTRODUCTION
------------

     This Technical Report was prepared to comply with the requirements of National Instrument 43-101 (NI 43-101) with regards to a material change in the mineral resource for the Santa Pancha vein system located within the Limon Mine Concession in Nicaragua, as disclosed by Glencairn Gold Corporation (Glencairn) in a news release dated November 4, 2004. The mineral resource for Santa Pancha was previously disclosed in a technical report dated August 12, 2003 entitled "Technical Report on the Nicaragua Properties of Black Hawk Mining Inc. prepared for Glencairn Gold Corporation" (the "RPA Nicaragua Technical Report") by Roscoe Postle Associates Inc. (RPA) and in Glencairn's Annual Information Form (AIF) for the fiscal year ended December 31, 2003 (dated May 14, 2004). The RPA Nicaragua Technical Report was filed by Glencairn on December 29, 2003 with the security regulators on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online through the Internet at www.sedar.com. Glencairn's AIF is also available from SEDAR.

     Glencairn, through its 95% interest in Triton Minera S.A. (TMSA), owns and operates the Limon gold mine concession and 12 exploration-stage mineral concessions, including the past producing La India concession; all of which are located in northwestern Nicaragua. Glencairn, through its 40% interest in Inversiones La India, S.A., also holds a 40% interest in the Espinito-San Pablo mineral concession adjacent to the La India concession.

     The Qualified Person responsible for the Technical Report is Michael B. Gareau, B.Sc. (Hon.), P.Geo., who is also Vice President of Exploration for Glencairn. Mr. Gareau has spent in excess of 125 days at the Limon mine during 2004, in addition to extensive periods of time spent at the Limon Mine and in Nicaragua from 1995 through to 2003, inclusive. Information for this Technical Report was collected in 2004 during work periods on site at the Limon mine. Sources of information are listed at the end of this report. Metric units are used throughout this Technical Report and the currency used is United States dollars ($), unless otherwise stated.




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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     This Technical Report is specifically prepared to report on the mineral resource changes for the Pozo 1&2 area of the Santa Pancha vein system. RELIANCE ON OTHER EXPERTS

     This report has been prepared by Michael B. Gareau for Glencairn. The information, conclusions, opinions, and estimates contained herein are based on:






















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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

RELIANCE ON OTHER EXPERTS
-------------------------

     This report has been prepared by Michael B. Gareau for Glencairn. The information, conclusions, opinions, and estimates contained herein are based on:

     o    information  available at the time of  preparation  of this report,
     o assumptions, conditions, and qualifications as set forth in this report, and,
     o    data, reports, and opinions supplied by other sources (listed below).

     Michael B. Gareau has relied on the following reports and opinions from other sources for the following information that is outside his area of knowledge or technical expertise:

     o    Figure 3 on Limon surface rights is provided by TMSA staff.
     o Metallurgical test work and expected recovery for the Santa Pancha zones is extracted from a TMSA internal memo dated 28 September 2004 by Rudolfo Cuadra, Superintendent of Milling for the Limon Mine.
     o The description of the Limon mining and milling operations is sourced and summarized from the RPA Nicaragua Technical Report.
     o O. Vega, mining engineer and Vice President of Projects for TMSA provided the cost estimate for the recommendations of this report.







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GLENCAIRN GOLD CORPORATION
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PROPERTY DESCRIPTION AND LOCATION
---------------------------------

GENERAL
-------

     Glencairn holds interests in 14 mineral concessions in north-western Nicaragua. The general location is shown in Figure 1 and the property locations are shown in Figure 2. The concessions are listed in Table 1 along with their areas, ministerial agreement numbers, anniversary dates, etc.

     IAMGOLD Corporation holds a 3% net smelter return royalty on the mineral production from the Limon Mine and any other future production revenue generated from the Limon Mine and other concessions, including the concessions that were formerly part of the original Limon - La India exploration concession. The revenue from the Limon Mine is also subject to a 3% production tax payable to the Government of Nicaragua. The IAMGOLD royalty does not apply to the Espinito-San Pablo and the Soledad de la Cruz concessions.

     International de Comercial S.A. ("IDC") holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC ("Triton USA"), a subsidiary of Glencairn which holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

     From 1994 until the beginning of 2002 the Limon Mine property and the other properties were held as exploitation concessions under the previous mining code. The Nicaraguan government enacted a new mining code and regulations (Mining
Code) in August and December, respectively, of 2001. All holdings under the new Mining Code are classified as mineral concessions. TMSA applied for and was granted, under the Mining Code, the conversion of the old exploitation concessions to new mineral



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--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                                    [FIGURE 1
                           GLENCAIRN GOLD CORPORATION
                              NICARAGUA PROPERTIES
                                 LOCATION MAP]



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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                                    [FIGURE 2
                           GLENCAIRN GOLD CORPORATION
                              NICARAGUA PROPERTIES
                              MINERAL CONCESSIONS]



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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

concessions in January 2002. The new concessions, except for the Limon mineral concession, were configured somewhat differently than the old concessions and some of the exploration area was reduced. Parts of the exploration areas of the new 2002 concessions were dropped and some were subdivided into smaller concessions in 2003, resulting in the 14 concessions listed in Table 1.

     Under the 2001 Mining Code and regulations, the new mineral concessions have a term of 25 years. Each concession is subject to an agreement (Acuerdo Ministerial) issued by the government of Nicaragua. Administration of the concessions is more flexible under the new Mining Code that allows for amalgamation, division, and reduction of the concessions. Mineral concessions are subject annually to surface taxes payable as two advanced instalments in January and July of each year starting from the granting dates in 2002, and adjusted for any reductions in concession area. The tax rates are as follows:

     o    Year 1: $0.25 per hectare
     o    Year 2: $0.75 per hectare
     o    Years 3 and 4: $1.50 per hectare
     o    Years 5 and 6: $3.00 per hectare
     o    Years 7 and 8: $4.00 per hectare
     o    Years 9 and 10: $8.00 per hectare
     o    Years 11 to 25: $12.00 per hectare

     Under the Mining Code all mineral concessions include the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. TMSA is required to submit annual reports of its activities and production statistics to the government, as well as quarterly reports on its exploration activities. TMSA is in compliance with all tax payments and report filings.




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--------------------------------------------------------------------------------


                                                        TABLE 1
                                        LIST OF NICARAGUAN MINERAL CONCESSIONS
                                               Glencairn Gold Corporation


 Concession Name      Certified and Applicable Ministerial         Effective Tax Date      Area In    Tax Year as of       TMSA
                                   Agreement No.                                          Hectares     October 2004      Ownership
----------------------------------------------------------------------------------------------------------------------------------
Mina El Limon         185-RN-MC/2002 & 196-RN-MC 2002                  16-Apr-02           12,000            3             100%
Espinito - San Pablo  186-RN-MC/2002 & 197 RN-MC/2002                  16-Apr-02              350            3              40%
Soledad de La Cruz    288-RN-MC/2003                                   16-Jan-02              780            3             100%
San Juan de Limay     290-RN-MC/2003                                   16-Jan-02            5,100            3             100%
San Juan de Limay -   291-RN-MC/2003                                   16-Jan-02            1,700            3             100%
La Grecia
San Juan deLimay -    292-RN-MC/2003                                   16-Jan-02              900            3             100%
Paso Real
La India              293-RN-MC/2003                                   16-Jan-02            9,330            3             100%
Sauce 1               294-RN-MC/2003                                   16-Jan-02            5,800            3             100%
Sauce 2               295-RN-MC/2003                                   16-Jan-02              600            3             100%
Sauce 3               296-RN-MC/2003                                   16-Jan-02            1,500            3             100%
Sauce 4               297-RN-MC/2003                                   16-Jan-02              700            3             100%
Villanueva 1          298-RN-MC/2003                                   16-Jan-02                             3             100%
Villanueva 2          299-RN-MC/2003                                   16-Jan-02           15,500            3             100%
Bonete Limon          300-RN-MC/2003                                   16-Jan-02           21,900            3             100%
----------------------------------------------------------------------------------------------------------------------------------





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--------------------------------------------------------------------------------

LIMON
-----

     The Santa Pancha mineral resource is located within the 12,000 ha Limon mineral concession that has a term of 25 years, expiring in 2027. It is located in north-western Nicaragua approximately 100 km northwest of Managua, the capital of Nicaragua. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

     TMSA is the direct owner or lessee of the surface rights that underlie all of its current mining, milling, tailings and related facilities and infrastructure at Limon. TMSA also owns a portion of the surface rights that it is exploring. The surface rights owned by TMSA are shown in Figure 3. When necessary, access agreements are negotiated and signed with the individual surface owners for other areas within the concession not owned by the Company.

     All of the permits required for current mining and milling operations, and for exploration activities are in place.

     The original purchase of the Limon mineral concession and mine facilities was made by Minera de Occidente S.A., (subsequently renamed TMSA). TMSA is owned 47.5% by Triton Mining Corporation (Triton), 47.5% by Triton Mining (USA) LLC (Triton USA), and 5% by Inversiones Mineras S.A. (IMISA), a holding company representing the unionized mine workers of Nicaragua.

     Triton USA acquired its interest in TMSA from International de Comercial S.A. (International). International, as previously noted, retains a royalty equal to 5% of the net profit of Triton U.S.A.

     An agreement with IMISA was reached whereby IMISA will not make cash contributions toward the amount required to fund the working capital and capital expenditures of the Limon Mine. TMSA will provide 100% of the required funding


                                                                              14


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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

and recover the portion funded on behalf of IMISA by withholding 25% of IMISA's 5% entitlement to net profits (through its 5% equity interest in TMSA) until the full amount has been recovered.

     Glencairn's 95% interest is from its 100% ownership of Triton and Triton USA acquired as a result of a merger with Black Hawk Mining Inc. in October 2003.


     TMSA is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Limon Mine in 1994 but is required to implement the necessary changes to reduce any existing environmental problems. According to the existing Central Bank regulations, TMSA may freely export and sell the gold produced and the proceeds may be repatriated without restriction. [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]
                                   [FIGURE 3
                           GLENCAIRN GOLD CORPORATION
                              NICARAGUA PROPERTIES
                             SURFACE RIGHTS, LIMON]

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

ACCESSIBILITY, CLIMATE, LOCAL
RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY
------------

GENERAL
-------

     The climate in north-western Nicaragua is tropical with a hot, wet season from May through November and hotter, dry season from December through to April. The mean annual temperature is 27 degrees Celsius with an average annual precipitation of two metres. The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations.

     Nicaragua in general has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour.

     Leon and Esteli, both agro-industrial cities, are located to the southwest and the northeast, respectively, of the mineral concessions. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions. Infrastructure support and availability of trained miners proximal to the various concessions is limited, except in the areas immediately adjacent to the Limon mining operations.

     Glencairn's Nicaragua mineral concessions are along the eastern margin of the Nicaragua Depression. The westernmost holdings, including the Limon mining district, lie within the relatively flat, lowlands of the depression itself and the eastern holdings, including the La India gold district, are located in the moderate to steep relief of the mountainous Nicaraguan Highlands.




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--------------------------------------------------------------------------------

LIMON
-----

     Limon is readily accessible by paved highway to the mine road, a 15 km all-season gravel road from the highway to the Limon Mine and surrounding concession. The total road distance from Managua is 140 km. The Pozo 1&2 mineral resource is a portion of the Santa Pancha vein system that is located approximately five kilometres east of the Limon mill, shop and office complex.

     Electrical power for the Limon operations is obtained from the national grid system with backup generators at the mine and mill site that can support full operations in the event of any power disruptions. Water, both industrial and potable, is drawn from local sources and is more than adequate for the needs of the Limon operations. Fuel for the mobile equipment is sourced in country and delivered to the operation by truck.

     The three villages of Limon, Santa Pancha and Minvah, all located within the mine concession, have a combined population of approximately 5,000 people and include many of the mine employees. The second largest city in Nicaragua, Leon, is approximately 45 km to the southwest of the Limon mine site. Transportation of employees to the mine site is by private vehicles and public and company buses.

     The Limon concession is in an area of low to moderate relief that offers flat areas for mine infrastructure. Elevations of the mine property range from 40 m to 300 m above-mean-sea-level. The area is covered with sparse vegetation consisting predominantly of grasslands and scrub brush with widely spaced trees.






                                                                              18


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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

HISTORY
-------

LIMON
-----

     The Limon mine concession encompasses the Limon mining district that includes numerous epithermal gold-quartz veins that have produced over 2.8 million ounces of gold and an unrecorded quantity of silver as a minor by-product.

     Gold mining in the Limon district started in the mid-1800's with commercial scale production beginning in 1918. The present mining operations have been essentially continuous since start-up in 1941. From 1941 to 1979, just over 2.0 million ounces were recovered from 4.1 million tonnes of ore while the mine was under the control of Noranda Mines. Production rates in this period started at 200 tonnes per day and increased to 330 tonnes per day.

     In 1979 the Sandinistas nationalized the Limon operations. Production under national control was reported as 280,000 oz Au from an estimated 1.9 million tonnes of ore. Limon remained under national control until privatization in March 1994 at which time Triton Mining Corporation (Triton), a Canadian exploration and mining company, acquired control. Triton increased production to 1,000 tonnes per day in 1995.

     In May 1998 Triton was acquired by Black Hawk Mining Inc., and in October 2003 Black Hawk was acquired by Glencairn in a share exchange resulting in Glencairn's 95% interest in the Limon Mine. Production from March 1994 to the third quarter of 2004 totals 536,000 ounces of gold from 3.1 million tonnes of ore.

     Mine   production  has  come  from  three  principal  areas  on  the  Limon concession:

     o the Limon vein located adjacent to the mill and offices in the central part of the concession
     o the Santa Pancha-Panteon vein system located 5 km to the east of the Limon mill
     o    the Talavera Mine located 3.5 km west of the Limon mill


                                                                              19



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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     Mining is currently active primarily in the Talavera area where several veins are being mined underground via decline with truck haulage to the mill. There is some minor open pit production from the Limon vein. The mining and processing operations are described in a later section of this report.

     The Limon gold district has a long, but at times intermittent, history of exploration by the various operators, including the completion of more than 3,200 diamond drill holes to date.
















                                                                              20


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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

GEOLOGICAL SETTING
------------------

REGIONAL GEOLOGY
----------------

     Nicaragua can be divided into three major terranes. A northwest striking graben, 30 to 40 km wide, parallels the Pacific coastline along the western margin of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and the Pacific coast, a 10 to 20 km wide belt of Tertiary, Mesozoic and Palaeozoic rocks are preserved. To the northeast of the graben; Tertiary, Mesozoic and Palaeozoic "basement" is overlain by a major unit of Tertiary volcanics; the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including those at Limon and La India. Figure 4 shows the regional geological setting of north-western Nicaragua.

LOCAL GEOLOGY AND PROPERTY GEOLOGY
----------------------------------

LIMON
-----

     The Limon Mine is located along the eastern edge of the Nicaragua graben within an area of low hills that contrast with the level plain of the graben floor. Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of Quaternary to Recent deposits of volcanic ash and alluvium. The Limon mineral concession is underlain predominantly by volcanic strata correlative with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Figure 5 shows the geology and veins of the Limon concession.

     Coyol Group rocks exposed on the Limon concession range from intermediate to felsic volcanic and volcaniclastic rocks that are cut by minor intermediate to felsic hypabyssal intrusive bodies. Several generations of mapping in the Limon district have roughly divided the Coyol rocks into locally mappable units that from lowest to highest in section are as follows:

     o Interstratified, intermediate composition, massive porphyry flows and coarse volcaniclastic rocks


                                                                              21



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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     o Intermediate to felsic flows, domes and minor tuffs and epiclastic rocks
     o    Weakly stratified, intermediate to felsic tuffs and epiclastic rocks
     o    Massive to flow-banded, intermediate porphyritic flows

     The above units appear to be conformable and generally strike east to northeast and dip gently south with local variability common.

     A relatively flat-lying and younger volcanic package unconformably overlies the volcanic and volcaniclastic rocks described above. This younger unit occurs in the southern half of the concession and consists mainly of breccias and conglomerates with clasts of the underlying units. It is uncertain if this younger sequence is part of the Coyol Group.

     Deformation is dominated by normal faulting with little evidence for significant internal deformation of intervening fault blocks. The most abundant faults strike northeast and dip moderately to steeply.

                               [GRAPHIC OMITTED]
                                   [FIGURE 4
                           GLENCAIRN GOLD CORPORATION
                              NICARAGUA PROPERTIES
                               REGIONAL GEOLOGY]

                               [GRAPHIC OMITTED]
                                   [FIGURE 5
                           GLENCAIRN GOLD CORPORATION
                           LIMON CONCESSION, NICARAGUA
                                PROPERTY GEOLOGY]

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

DEPOSIT TYPES
-------------

     Gold mineralization in the Limon and the India districts is typical of lowsulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep, from reduced, neutral-pH hydrothermal fluids with temperatures of <150oC to 300oC. The volcano-plutonic arc of western Nicaragua is a common tectonic setting for these deposits. The general characteristics and model for this deposit type is reasonably well described in the literature, e.g. J.W. Hedenquist et al, 2000.

     To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwest Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from vein and veinbreccia deposits hosted in linear structural features; no disseminated or bulk tonnage stockwork type epithermal precious metal deposits or mineral showings have been reported in northwest Nicaragua. Mineral showings or deposits for other metals are not known in the area.

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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

MINERALIZATION
--------------

LIMON
-----

     Gold mineralization in the Limon district, including the Santa Pancha vein system, is typical of low-sulphidation, quartz-adularia epithermal systems. All known mineralization is structurally controlled and forms veins that occupy
pre-existing   fault   structures  and   extensional   openings   formed  during
mineralization. The veins are quartz dominant with lesser and variable quantities of calcite, and minor adularia. Pyrite is the predominant sulphide with a content of less than two percent. Trace amounts of chalcopyrite, sphalerite, arsenopyrite, altaite, gold tellurides and native gold are also reported to occur. Gold is present in both the banded quartz and silicified breccias that form the veins. Gold is very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins; no visible gold has been reported to date on the Limon property.

     The productive vein systems are approximately 1.0 km to 2.0 km long with vein widths from less than one metre up to 25 m. Individual ore-shoots within the veins range from 60 m to 450 m long horizontally, and from 40 m to 290 m vertically. Strike orientations vary from north-northwest through northeast to east-west; and dips are from 40 degrees to near vertical. All economic gold mineralization found and mined to date lies within 400 m of surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

     The gold-bearing veins and attendant alteration are hosted within volcanic flows, volcaniclastic strata and possibly hypabyssal intrusions of the lowest volcanic unit. The other three gently dipping volcanic units are variously altered by the same hydrothermal fluids that deposited the gold veins; locally quartz stringers with low gold values are found in the massive porphyritic andesite flows that immediately underlie the unconformity contact with the youngest flat-lying unit. The youngest volcanic unit appears to post-date gold mineralization because no veins or vein-related alteration has, as yet, been identified within this unit.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     The most extensive areas of argillic and quartz alteration form a corridor that crosses the Limon concession along a roughly east-west trend (Figure 5). This alteration corridor is mostly located to the south of the Talavera, Limon and Santa Pancha-Panteon vein systems and is partially capped by the young, flat-lying volcaniclastic unit. Much of this alteration is part of the upper, near-paleosurface component of the low-sulphidation epithermal system that formed the productive gold veins. Preliminary mapping indicates the presence of both distal and proximal alteration facies related to the epithermal system. The identification of the proximal alteration facies combined with the presence of auriferous quartz vein boulders and silicified, steeply inclined structures are indications of exploration potential for the discovery of new gold-bearing vein systems along this corridor.

POZO 1&2 AREA - SANTA PANCHA
----------------------------

     The Santa Pancha vein system is located on the eastern side of the Limon mineral concession (Figure 5). The mineralized segment of the Santa Pancha vein that is the subject of this Technical Report is centred on Pozo 1 (Shaft 1) extending south towards Pozo 2 and north to the 1998-99 open-pit (Figure 6). The Santa Pancha vein is bifurcated in this area with gold mineralization in both the footwall and hanging-wall structures. The gold mineralization, as is typical in the Limon district, is directly associated with quartz veins and quartz-breccia veins that often display evidence of multiple hydrothermal events. Lower grade gold mineralization associated with quartz stockworks and silicification are commonly found adjacent to and as lateral or vertical extensions of the higher grade gold mineralization. The development of quartz stockworks and silicification appears to be more extensive in this area of Santa Pancha than what is observed at the Limon and Talavera vein systems.

     Locally the Pozo 1&2 mineralization has a north-northwest strike and varies in dip from 55 to 65 degrees to the east. The true width varies from less than a metre up to 16.0 metres, and averages 7.5 metres for the zones included in the mineral resource estimate.

                               [GRAPHIC OMITTED]
                                   [FIGURE 6
                           GLENCAIRN GOLD CORPORATION
                            SANTA PANCHA VEIN SYSTEM
                          LIMON CONCESSION, NICARAGUA
                             POZO 1&2 LOCATION MAP]

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

EXPLORATION
-----------

LIMON
-----

     Glencairn has funded an exploration program in 2004 that is ongoing and has consisted primarily of diamond drilling with expenditures to the end of September of approximately $2.4 million. The focus has been on exploration and resource definition at Santa Pancha, within and on trend with the Talavera Mine and at the south end of the Limon vein. Additional early exploration drilling has been ongoing to test a number of the exploration targets within the Limon concession that were previously described in the 2003 RPA Nicaragua Technical Report.

     Exploration during the previous several years also consisted principally of diamond drilling and was designed to explore targets and reserve extensions located mainly in the vicinity of active mining operations. Funding was more restricted in the past; expenditures for 2003 were $0.62 million and are comparable to expenditures of $0.73 and $0.7 million in each of 2002 and 2001.

     Glencairn has an exploration team of Nicaraguan geologists, technicians and support personnel located at the Limon mine. This team is directly responsible for the exploration programs within the mineral concessions including the 2004 drilling and trenching programs in the Limon concession and at Santa Pancha. Diamond drilling services for 2004 were provided by both TMSA's in-house drill department and several external drilling contractors.

     Extensive areas of high-level argillic and silica alteration, along with the presence of unexplained, high-grade, auriferous quartz boulders in the southern portion of the Limon mineral concession indicates exploration potential for hidden vein mineralization. Drill hole intercepts of quartz vein gold mineralization associated with this alteration, such as at Babilonia Sur, along the Pozo Bono Fault and the new Victoria Zone (Glencairn news releases dated August 13 and September 24, 2004) are identified as specific areas for follow-up exploration drilling.

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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     Glencairn's 2004 budget is sufficient to continue exploration drilling through to the end of 2004. Glencairn plans to fund additional exploration in 2005; the review of budget proposals for 2005 is in progress.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

DRILLING
--------

     Glencairn through its subsidiary TMSA undertook a surface drilling campaign in 2004 to investigate parts of the Santa Pancha gold vein system. The 2004 resource definition program at Pozo 1&2 was conducted using one company drill and one contractor drill with a total of 60 diamond drill holes comprising 8,928 metres completed in the first nine months of the year. Additional drilling at Santa Pancha was conducted north of Pozo 4 and in the Pozo 8 area.

     Holes drilled to intercept gold mineralization at shallow depth were set-up to produce HQ-sized core to insure good core recovery in the weathered rock. Deeper holes where weathering is not a concern were completed to produce NQ-sized core.

     The collar locations of all drill holes are surveyed and marked in the field. A Pajari survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole. The number of measurements taken per hole was dependent upon the hole length and included at a minimum a measurement at the bottom and top of each hole, and for each 100 metre interval down the hole. No significant deviation problems were encountered at Santa Pancha, which is in keeping with survey results in the Limon area since in-hole surveying was initiated in 1994.

     The drill core was logged for geology, core recovery and for geotechnical observations; all information is recorded on hand written logs. Photographs are taken of all exploration drill core. Key information is summarized in a digital database.

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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

SAMPLING METHOD AND APPROACH
----------------------------

     Materials sampled for the Pozo 1&2 area resource estimation include drill core and surface trenches. All samples are taken by or under the supervision of a geologist.

     For drill holes, mineralized core intervals to be sampled are identified and marked by the geologist. Selection of core intervals for sampling is based on visual indicators of probable gold-bearing rock established for the Limon district by TMSA geologists; sampling normally includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Marked sample intervals are split in half using a saw or a mechanical splitter. A technician collects a continuous sample of the split core.

     The near surface mineral resource at Pozo 1&2 was outlined by backhoe trenches. Trench samples were taken as continuous chip samples of the exposed bedrock and back fill materials. Trench sample results are only used for the estimation of the near surface (open-pit) mineral resource.

Sample lengths for both drill core and trenches are normally 1.0 m but vary from
0.5 m to 1.5 m reflecting changes in the observed geology. Each sample is assigned and tagged with a unique sample number.

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GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

SAMPLE PREPARATION, ANALYSES AND
SECURITY
--------

SAMPLE PREPARATION AND ANALYSIS
-------------------------------

     Rock and core samples are crushed, pulverized and fire assayed for gold and silver on-site at the Limon mine laboratory. Figure 7 shows the Limon mine lab protocol for sample preparation and assaying. There is a separate crushing and pulverizing circuits for the mine grade control samples and exploration samples; these separate circuits avoid potential contamination from material being mined.

     The very fine-grained nature of the gold in the Limon mining district greatly reduces sampling and assay variability related to coarse gold ("nugget effect") and allows for good reproducibility of assays; to date no visible gold has been reported for the property. Experience in the Limon district with near surface sampling of trenches and open pits, e.g. in the weathered horizon, indicates that there appears to be no discernible surface enrichment of gold that would cause concerns for resource estimation.

     The quality assurance procedures and assay protocols followed by Glencairn for drill core and rock samples at the Limon Mine and for the Santa Pancha resource estimate conform to industry accepted practices.

ASSAY QUALITY ASSURANCE AND QUALITY CONTROL
-------------------------------------------

     Quality control includes the use of blanks, duplicates and standards, internal check assays by the Limon Mine laboratory, and external check assays performed by independent laboratories. External checks are conducted independently by the exploration group and the lab manager.

                               [GRAPHIC OMITTED]
                                   [FIGURE 7
                           GLENCAIRN GOLD CORPORATION
                              NICARAGUA PROPERTIES
                       PREPARATION AND ANALYSIS PROTOCOL
                          FOR MINERAL SOLIDS SAMPLES]

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     All assays used in the Pozo 1&2 resource estimates were done at the Limon laboratory located at the mine site. The lab inserts standard samples, duplicate samples and blanks routinely. One blank and one standard sample are inserted in every batch of 24 assays. Duplicates are inserted every tenth sample. The lab currently uses two standard samples with the assay values certified by an external laboratory. In addition, the lab manager inserts blind duplicate pulps and sends pulp samples to an external laboratory for checking.

     External check assays for the 2004 drill campaign at Santa Pancha were performed at ACME Analytical Laboratories of Vancouver, B.C. (ACME), who are ISO 9001-2000 certified. A total of 82 sample pulps and 23 sample rejects were submitted to ACME for check assay; 8 duplicate, 4 blanks and 4 control standard samples were also included for quality control by TMSA exploration staff. The same samples sent to ACME were resubmitted to the Limon lab for blind internal check assays. The check assay data and comparisons are presented in Appendix I.

     A review of the blanks shows no evidence or concerns with contamination in the sample preparation and assay procedure. The duplicates show an acceptable precision both for the Limon laboratory and for ACME. The reject check assay results shows good comparison between the two labs with no apparent bias. The ACME pulp check assays show a tendency to report comparable, but consistently lower values for assays greater than 8.0 g/t; however the control standards submitted with the blind checks to the Limon laboratory show no apparent bias in the Limon assays. Discussion with ACME personnel indicates that the difference in results for the pulps is readily accountable due to use of ICP-ES finish by ACME for gold determinations as compared to the classical gravimetric finish used by the Limon laboratory.

     In the author's opinion the check assay results validate the quality of the Limon laboratory gold assays. The author concludes that the Limon assay results are acceptable and suitable for resource and reserve estimation.

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--------------------------------------------------------------------------------

SAMPLE SECURITY
---------------

     Samples are only handled by authorized TMSA personnel. All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a secured and guarded drill logging and sampling area within the mine property by authorized mine or exploration personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are photographed, logged and sampled. All trench and core samples are delivered directly to the mine laboratory, normally the same day that they are collected with the exception of samples collected on Sunday or holidays which are delivered on the next working day.

     Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of drill core the second half of the split core is stored on-site as a control or witness sample, available for review and re-sampling if required.

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--------------------------------------------------------------------------------

DATA VERIFICATION
-----------------

     The quality and reliability of the data used for the Santa Pancha Pozo 1&2 mineral resource estimate was reviewed and verified by TMSA geological staff. The gold assays and specific gravity measurements provided by the Limon laboratory were confirmed with external checks at an independent laboratory. A thorough verification of the digital database was conducted by checking a print-out of the database against all relevant original documents. Any data entry errors identified, were corrected, and the corrections themselves were confirmed as having been completed. Database verification included:

     o    all assay data
     o    drill  hole  collar  and  down-hole  survey  data
     o    core recovery
     o    lithological codes
     o    coding of mineralized intervals

     Michael B. Gareau, a Qualified Person and author of this Technical Report, in accordance with NI 43-101, reviewed the database verification and the quality control check assay work prior to finalizing the new mineral resource estimate. The quality and reliability of the Santa Pancha database is acceptable and suitable for the estimation of a mineral resource for the mineralized zones in the Pozo 1&2 area.


ADJACENT PROPERTIES
-------------------

     There are no adjacent properties as defined by NI 43-101,

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--------------------------------------------------------------------------------

MINERAL PROCESSING AND
METALLURGICAL TESTING
---------------------

LIMON
-----

     Mineral processing and recoverability for the producing Limon mine are described in a later section "Other Relevant Data".

SANTA PANCHA
------------

     Metallurgical test work for several of the mineralized zones at Pozo 1&2 was completed in the Limon laboratory under the supervision of B. Padilla, the Laboratory Manager, and Rolando Cuadra, the Mill Superintendent. Eleven metallurgical samples were prepared by compositing drill core from 17 different drill holes. At least one and up to two metallurgical samples were prepared from each the areas of gold mineralization included in the reported mineral resource.

     Metallurgical recovery tests on each sample consisted of cyanidation by agitated bottle leaching for a period of 36 hours at three grain sizes of 83.0,
85.0 and 90.0% of the sample passing 200-mesh. Comparative recovery tests were also made without and with oxygenation for grain sizes of 85 and 90% passing 200-mesh. The Limon mill typically achieves a grind fineness of 85% passing 200-mesh, has a 36 hour leach residence time and uses oxygenation to enhance recoveries.

     Based on the typical operating conditions in the Limon mill, the metallurgical test results predict an average 88.8% extraction of the gold and allowing for solution losses an average 87.8% recovery. The test results compare well with gold recoveries obtained from the processing of open-pit material mined adjacent to Pozo 4 at Santa Pancha in 1998 and 1999.

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--------------------------------------------------------------------------------

MINERAL RESOURCE AND MINERAL
RESERVE ESTIMATES
-----------------

LIMON MINERAL RESERVE AND RESOURCE STATEMENT
--------------------------------------------

     Table 2 lists the December 31, 2003 mineral reserves and mineral resources for the Limon Mine as reported in Glencairn's Annual Information Form dated May 14, 2004. Mineral resources are additional to the mineral reserves. The Qualified Person for the December 31, 2003 Limon mineral reserve and mineral resources is Michael B. Gareau, P. Geo. and Vice President of Exploration for Glencairn. The historical mineral resource for Santa Pancha in Table 4 is unchanged from the RPA Nicaragua Technical Report of August 2003.

-----------------------------------------------------------------------------------------
              Table 2 Limon Reserves and Resources as of December 31, 2003
-----------------------------------------------------------------------------------------
                      Glencairn Gold Corporation -Limon Concession
-----------------------------------------------------------------------------------------
Mineral Reserves
-----------------------------------------------------------------------------------------
      Sector         Category      Cut-off        Tonnes       Gold Grade    Contained
                                 Grade (g/t)                     (g/t)      Gold Ounces
-----------------------------------------------------------------------------------------
Talavera             Proven                       185,300        6.32           37,600
-----------------------------------------------------------------------------------------
                     Probable       3.65          569,300        6.01          110,000
-----------------------------------------------------------------------------------------
                     Total                        754,600        6.09          147,600
-----------------------------------------------------------------------------------------
Mineral Resources (additional to the mineral reserves)
-----------------------------------------------------------------------------------------
Talavera             Measured                       5,200        4.83              800
-----------------------------------------------------------------------------------------
                     Indicated      4.5           161,100        7.04           36,500
-----------------------------------------------------------------------------------------
                     Inferred                     308,500        7.57           75,000
-----------------------------------------------------------------------------------------
Historical Mineral Resources - Santa Pancha
-----------------------------------------------------------------------------------------
Pozo 1&2             Inferred                     149,000        8.85           42,400
-----------------------------------------------------------------------------------------
Pozo 4               Inferred       4.5           216,600        6.70           46,700
-----------------------------------------------------------------------------------------
Pozo 5               Inferred                     173,800        6.10           34,100
-----------------------------------------------------------------------------------------
                     Total          4.5           539,400        7.10          123,200
-----------------------------------------------------------------------------------------

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

POZO 1&2 MINERAL RESOURCE STATEMENT
-----------------------------------

     Table 3 provides the new mineral resource estimate for the Pozo 1&2 area of the Santa Pancha vein system as at October 31, 2004 and as reported in a Glencairn news release dated November 4, 2004. The new estimate replaces the previously disclosed historical estimate for Pozo 1&2 listed in Table 2. The Qualified Person for the Pozo 1&2 mineral resource estimate is Michael B. Gareau, P.Geo. and Vice President of Exploration for Glencairn.

----------------------------------------------------------------------------------------------------------------------
                           Table 3 POZO 1&2 MINERAL RESOURCES AS OF OCTOBER 31, 2004
                                            SANTA PANCHA VEIN SYSTEM
----------------------------------------------------------------------------------------------------------------------
                                  Glencairn Gold Corporation - Limon Concession
----------------------------------------------------------------------------------------------------------------------
                   3.0 g/t Cut-off Grade                             4.5 g/t Cut-off Grade
----------------------------------------------------------------------------------------------------------------------
     Zone          Tonnes     Gold Grade     Contained Gold          Tonnes     Gold Grade         Contained Gold
----------------------------------------------------------------------------------------------------------------------
                                (g/t)           (ounces)                           (g/t)              (ounces)
----------------------------------------------------------------------------------------------------------------------
Indicated Mineral Resource (underground)
----------------------------------------------------------------------------------------------------------------------
CHW                472,700      5.95                 90,500         394,000        6.29                   79,700
----------------------------------------------------------------------------------------------------------------------
CFW                280,200      4.63                 41,700         140,800        5.40                   24,500
----------------------------------------------------------------------------------------------------------------------
NHW                  5,200      5.43                    900           5,200        5.43                      900
----------------------------------------------------------------------------------------------------------------------
NHW2                87,800      7.28                 20,500          77,900        7.81                   19,600
----------------------------------------------------------------------------------------------------------------------
NFW                 78,900      6.92                 17,500          63,800        7.54                   15,500
----------------------------------------------------------------------------------------------------------------------
P4 - BT            119,500      4.75                 18,300          90,900        5.13                   15,000
----------------------------------------------------------------------------------------------------------------------
Sub-total        1,044,300      5.64                189,400         772,600        6.24                  155,200
----------------------------------------------------------------------------------------------------------------------
                1.6 g/t Cut-off Grade                             1.6 g/t Cut-off Grade
----------------------------------------------------------------------------------------------------------------------
"Open Pit"          26,200      4.89                  4,100          26,200        4.89                    4,100
----------------------------------------------------------------------------------------------------------------------
TOTAL            1,070,500      5.62                193,500         798,800        6.20                  159,300
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
 Inferred Mineral Resource (underground)
----------------------------------------------------------------------------------------------------------------------
CHW                 77,300      6.37                 15,800          53,700        8.23                   14,200
----------------------------------------------------------------------------------------------------------------------
CFW                 41,400      5.96                  7,900          41,400        5.96                    7,900
----------------------------------------------------------------------------------------------------------------------
NHW                 41,500      6.64                  8,900          41,500        6.64                    8,900
----------------------------------------------------------------------------------------------------------------------
TOTAL              160,200      6.33                 32,600         136,600        7.06                   31,000
----------------------------------------------------------------------------------------------------------------------
Note - tonnes and contained ounces rounded to nearest hundred
----------------------------------------------------------------------------------------------------------------------

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

DATABASE
--------

     Verification of the database was previously discussed.

     The underground mineral resources were estimated using geological information and assay data from diamond drill core. Drill spacing for the Pozo 1&2 mineral resource is on a nominal 30x30m spacing both vertically and horizontally. Sources of information for the geological interpretation and constraints of gold mineralization include:

     o    60 diamond drill holes (8,928 m) completed in 2004
     o    27 diamond drill holes completed between 1997 and 2003
     o    a limited  number of  applicable  pre-1990  diamond  drill holes
     o old mining plans (no geological information was available with these plans)

     Over 4000 drill core samples were taken and used to delimit and define the mineralized zones at Pozo 1&2.

     The small, near surface and potentially open-pittable, mineral resource estimate used geology and sample assays from surface backhoe trenches. The trenching program to define the open-pit gold mineralization consisted of 33 trenches totaling 700 linear metres of excavation. Trenches were spaced every 15 to 20 m along the veins. The total number of trench samples was 434 of which 104 were used for the composites included in the open-pit mineral resource estimate.

     All drill core, survey, geological and assay information used for the Pozo 1&2 mineral resource are maintained as an on site database. The database is comprised of both the original paper documents and electronic files of the key information. Back-ups are regularly made of the electronic files and stored in a separate building from the main database. The Pozo 1&2 drill core is kept in a warehouse as reference material; and the original sample pulps are also stored on-site.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

MINERAL RESOURCE ESTIMATION PROCEDURES
--------------------------------------

     The Pozo 1&2 mineral resource estimate was conducted in-house by the Limon geological staff. Glencairn's estimation methods and procedures are fundamentally the same as those reported in the August 2003 RPA Nicaragua Technical Report for veins not yet in production. Some minor refinements recommended by RPA during a site visit in October 2004 were incorporated to improve the estimation of the Pozo 1&2 mineral resources reported herein. Glencairn's methods and procedures are within North American industry standards.

     Mineral resource estimates in the Limon concession are only made for gold. Silver grades and quantities are too low to warrant a resource estimate for silver, though minor quantities of silver are produced as a by product of mining operations at Limon.

     After interpretation of cross sections and level plans for the Pozo 1&2 area, TMSA geology staff constructed a vertical longitudinal section for each vein. Two typical level plans and three typical cross sections for the main mineralized zones are shown in Figures 8 and 9, and Figures 10, 11 and 12, respectively.

     Resources are estimated for blocks superimposed on the longitudinal sections. The longitudinal sections show the historical mine levels, raises, stopes and other workings; drill hole intercepts with grade and true thickness of the vein; and pertinent geological features such as faults. The block heights generally correspond to preliminary plans for mine levels and sublevel intervals of 45 m to 23 m, respectively, but are ultimately constrained by geological and assay data. The strike length of blocks varies from 25 m to 50 m and were constructed taking into account contoured grade and thickness trends for the gold mineralization. Figures 13, 14, 15 and 16 show longitudinal sections with resource blocks for the Hanging Wall, Footwall, HW2 and P4-BT zones.

     Note that for presentation purposes in this report, the scales for various figures varies and the reader is directed to refer to the bar scale for each figure to determine specific dimensions within each figure.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     Block volume is calculated using the vertical height, strike length and true width with an adjustment for dip of the vein. Volume in cubic metres is converted to tonnes using a factor of 2.6 t/m3 (or g/cm3). The specific gravity factor is based on test work for 94 Pozo 1&2 samples done at the Limon laboratory and confirmed with check measurements by ACME. The 2.6 t/m3 factor corresponds with previous test work from 1991 to 2001 completed on other veins in the Limon gold district.

     Average gold grades and true vein widths of the blocks are estimated based on drill holes within and/or adjacent the blocks. All vein intercepts were taken out to a minimum 2.4 m true width prior to block tonnage and grade estimation. One or more drill holes are used for a block estimate depending on the distribution of drill holes. For the near surface, "open pit" resource estimate uses trench data. Trench data was not used for any of the other zones. The open pit resource is a minor component of the total mineral resource estimate represents less than 2.5% of the indicated mineral resource.

     TMSA cut all high-grade gold assays to 25 g/t for the Pozo 1&2 mineral resource estimate, this is the same practice used for other veins currently mined at Talavera operation. The grade cuts to 25 g/t are applied to individual assays prior to calculating the composite grade for drill-hole and trench vein intercepts. This cutting level is based on inspection of frequency histograms of the original sample assays. The author reviewed the basis for cutting high-grade assays to these levels and considers the practice reasonable.

     The underground mineral resources in Table 3 are reported at cut-off gold grades of 3.0 g/t and 4.5 g/t to provide a sensitivity to potential variations in gold price and operating costs. The open-pit mineral resource is reported at a 1.6 g/t cut-off gold grade. The mineral resource reported at 4.5 g/t allows a direct comparison to the previously reported mineral resource for Pozo 1&2 in Table 2. The reserve cut-off grade for current underground mining operations at the Talavera Mine is 3.65 g/t gold; and is 1.6 g/t for the active open-pits.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

Michael B. Gareau directly supervised and reviewed the mineral resource estimation exercise for Pozo 1&2; Michael B. Gareau is the Qualified Person responsible for the mineral resource estimate. It is his opinion that the procedures used are appropriate for resource estimation at Pozo 1&2, and form a reasonable basis for future reserve estimation.

     Michael B. Gareau has reviewed the classification of the Pozo 1&2 mineral resources reported in Table 3 and confirms that they are based on and conform to CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines on August 20, 2000 as required by NI 43-101.

                               [GRAPHIC OMITTED]
                                   [FIGURE 8
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                           -30M ELEVATION LEVEL PLAN]

                               [GRAPHIC OMITTED]
                                   [FIGURE 9
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                           -90M ELEVATION LEVEL PLAN]

                               [GRAPHIC OMITTED]
                                   [FIGURE 10
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                             CROSS SECTION 13768 N]

                               [GRAPHIC OMITTED]
                                   [FIGURE 11
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                             CROSS SECTION 13796 N]

                               [GRAPHIC OMITTED]
                                   [FIGURE 12
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                             CROSS SECTION 14081 N]

                               [GRAPHIC OMITTED]
                                   [FIGURE 13
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                              LONGITUDINAL SECTION
                                 HANGING WALL]

                               [GRAPHIC OMITTED]
                                   [FIGURE 14
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                              LONGITUDINAL SECTION
                                    FOOTWALL
                                  LOOKING WNW]

                               [GRAPHIC OMITTED]
                                   [FIGURE 15
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                              LONGITUDINAL SECTION
                                      HW2
                                  LOOKING WNW]

                               [GRAPHIC OMITTED]
                                   [FIGURE 16
                           GLENCAIRN GOLD CORPORATION
                             POZO 1&2, SANTA PANCHA
                          LIMON CONCESSION, NICARAGUA
                              LONGITUDINAL SECTION
                                     P4-BT
                                  LOOKING WNW]

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------


OTHER RELEVANT DATA AND
INFORMATION
-----------

     Any development plans for the Santa Pancha mineral resources will benefit significantly from their proximity to the existing Limon mining and milling operations. A brief description of the Limon operations is provided here.

LIMON OPERATIONS
----------------

     Currently, ore extraction is primarily from the underground mining operations at the Talavera vein system with minor contributions to mill feed from small open pits along the Limon vein system. A more detailed description of the Limon operations is available in both Glencairn's May 2004 Annual Information Form and in the RPA Nicaragua Technical Report.

     The Talavera underground mine was initially developed in 1991 with access by a decline (ramp) driven from the surface that presently reaches to a vertical depth of 260 m and gives access to all parts of the Talavera vein system. The mining methods used are longitudinal open stoping for the primary stopes and sub-level retreat for the pillar recovery. The minimum stope width is 3.0 m. Stopes are backfilled with unconsolidated development waste. Development is top down, so sill pillars are left at regular intervals. The Talavera mining operation is fully mechanized and uses trackless equipment that is adequate to support the current 1,000 tonnes per day operation. Ore is transported from the stopes to surface via the ramps, and dumped on a stockpile on surface where it is reloaded and hauled by trucks four kilometres to the Limon processing plant. Three raises provide the necessary ventilation to the mine, as well as emergency escape routes.

     The Limon mill is a nominal 1,000 tonnes-per-day carbon-in pulp (CIP) gold recovery plant that is currently operated on a three shift-per-day, six days-per-week schedule. The crushing and grinding circuit consists of a primary jaw crusher, followed by a semi-autogenous grinding (SAG) mill that feeds into a ball mill. The gold extraction process consists of approximately 36 hours of

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

leach residence time in three leach tanks to liberate the gold with recovery enhanced by the injection of pure oxygen; followed by gold loading onto carbon in a six-tank CIP carousel circuit. The carbon is moved every two days through an acid wash to remove contaminants, then through an acid neutralizing step prior to the carbon stripping vessel where the gold is removed into a solution. Washed and stripped carbon is regenerated in a kiln and returned to the CIP circuit. Final recovery is by electrowinning to produce both gold cathode and gold sludge filter cake that are then both smelted on site to dore bars in the refinery furnace.

     Dore produced at Limon is shipped once every two weeks to a refinery in Brampton, Ontario. Dore bars are typically 70% to 75% gold and 20% to 25% silver, with approximately 5% impurities. All gold is sold at spot prices; no mine production is hedged. There are no restrictions on the export and selling of gold outside Nicaragua; there is a 3% net smelter return royalty payable to the Government of Nicaragua.

     Table 4 summarizes production from the Limon operation for the past five years including the first three quarters of 2004. Mill-feed tonnages and gold production in 2002 and 2003 were negatively affected by a labour disruption from late October 2002 through to February 2003 and subsequent shortfalls in mine development during 2003.

-----------------------------------------------------------------------------------------------------------
                                   TABLE 4: LIMON PRODUCTION HISTORY SINCE 2000
-----------------------------------------------------------------------------------------------------------
                                Sept 30, 2004           2003          2002          2001        2000
-----------------------------------------------------------------------------------------------------------
Tonnes milled                         252,339         284,116       314,567       349,415      348,930
-----------------------------------------------------------------------------------------------------------
Gold grade (g/t)                          5.0             5.7           6.2           7.0          9.1
-----------------------------------------------------------------------------------------------------------
Production (ounces)                    34,117          45,851        55,388        70,351       90,829
-----------------------------------------------------------------------------------------------------------
Recovery (%)                             84.4            88.1          86.8          86.3         87.7
-----------------------------------------------------------------------------------------------------------

     As of September 30, 2004, the Limon operation had an able-bodied work force of 433 employees, including 43 temporary contractors, the exploration department and the Managua office.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     The Limon Mine has been operating in compliance with all applicable requirements and reports that it has not received any non-compliance orders by regulators. Under the purchase agreement in 1994, TMSA has no obligations for environmental damages caused by the operations prior to 1994, but must mitigate any such damages as required.

     Tailings from the mill are deposited in the Santa Rosa impoundment area that was established in 1998 after the old area reached capacity. The current impoundment area is upstream from the old tailings disposal facility and the pond is designed so that no solution is discharged into the environment; instead, the decanted water from the tailings pond is re-circulated to the mill. During part of the year, the impoundment area has a positive water balance and excess tailings pond water volume is reduced through an evaporation system.

SANTA PANCHA
------------

     Some of the studies and work required to complete an economic analysis and future development of the Pozo 1&2 mineral resources have already been started. These include:

     o    selection of a portal location for a decline
     o    initial  engineering  design of the access ramp
     o completion of four drill holes for geotechnical information along the proposed path of the initial ramp development
     o    geotechnical review of exploration drill core
     o    preliminary engineering designs for mine development
     o    completion of metallurgical test work (as reported herein)
     o    completion of the environmental impact study (EIS)
     o    submission  of EIS and  applications  for mining  permits
     o    community presentations and discussions
     o evaluation of local infrastructure issues and requirements; such as electrical installations, trucking routes to the mill, etc.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     Final engineering plans and economic analysis are being conducted by TMSA staff and are expected to be completed by February 2005. Until completion and reporting of these studies, the Santa Pancha mineral resources are not mineral reserves and do not have any demonstrated economic viability.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

CONCLUSIONS
-----------

     The author and Qualified Person, Michael B. Gareau, concludes that:

     o Sampling and assaying procedures at Limon and specifically for the Pozo 1&2 mineral resource estimate are in keeping with industry standards.
     o The type, quality and quantity of geological and assay information available for the Pozo 1&2 area is suitable for making mineral resource and mineral reserve estimates.
     o The resource estimation procedures used for Pozo 1&2 are in keeping with practices at Limon, are in keeping with industry standards, and are appropriate for the deposit and proposed mining methods.
     o The Pozo 1&2 indicated and inferred mineral resources reported as of October 2004 are classified in accordance with CIM Definitions and Guidelines as required by NI 43-101.
     o The promising exploration targets confirm the need for ongoing drilling and surface exploration.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

RECOMMENDATIONS
---------------

     A feasibility study and economic analysis on development and mining at Pozo 1&2 should be undertaken to evaluate the viability of converting the indicated mineral resources (Table 3) to mineral reserves. The potential is to provide a new source of feed for the Limon mill and for extending mining operations at Limon. TMSA has the staff and capabilities to undertake most of this work in-house.

     As an integral part of the feasibility study, it is recommended that Glencairn engage the services of a mining consulting firm to provide a critical review of the work completed by the TMSA staff. Glencairn should select a consultant who meets the criteria of an independent Qualified Person(s) as described under NI 43-101 and who is capable of completing a Technical Report if required.

     Work recommended as part of a feasibility study for the Pozo 1&2 indicated mineral resource, in addition to that already completed and as previously reported under "Other Relevant Data", includes:

     o    Finalizing the engineering design of the access ramp
     o    Finalizing selection of the mining method to be used
     o Establishing the basic design of the overall mine development, including dewatering, ventilation and a development schedule
     o Establishing and designing of the required infrastructure and haulage access to the mill
     o    Completing a detailed mine design
     o    Defining requirements for equipment, supplies, materials and man-power
     o    Determining economic assumptions and parameters
     o    Completing an economic analysis
     o    Completing the permitting requirements for development

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     A total of $85,000 is proposed as a budget for the feasibility study. This budget proposal takes advantage of and into consideration that a significant portion of the work is conducted by TMSA staff and uses the support available from the Limon operation. A summary break down of the budget proposal is given below.

     Internal Costs

        Engineering studies                                     $35,000
        Geotechnical drilling                                   $15,000
        Metallurgical test work                                 $ 2,500
        Environmental Impact Study (EIS)                        $ 5,000
        Community Relations                                     $ 2,500
                                                                -------
     Sub-total                                                  $60,000

     External Costs
        Consultants for EIS                                     $ 5,000
        Feasibility audit (independent consultant)              $20,000
                                                                -------
     Sub-total                                                  $25,000
     TOTAL                                                      $85,000
                                                                =======

     A three to four month timeframe is being considered for completion of the feasibility study. Initial work was underway in October and expected completion is in February 2005.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

REFERENCES
----------

1.   Glencairn Gold Corporation 2003 Annual Report
2.   Glencairn Gold Corporation Annual Information Form, May 14, 2004
3. Glencairn Gold Corporation News Release, November 11, 2004 - "Glencairn Improves Operating Results in Third Quarter
4. Glencairn Gold Corporation News Release, November 4, 2004 - "Glencairn Reports Significant Mineral Resource Increase at Limon
5. Glencairn Gold Corporation News Release, September 24, 2004 - "Glencairn Reports Major Intercept on Victoria Zone at Limon"
6. Glencairn Gold Corporation News Release, August 13, 2004 - Glencairn Reports New Discovery at Limon"
7. Triton Minera, S.A. internal memorandum, September 28, 2004 by Ing. Rolando Cuadra-"Resultado de Lixiviacion en Botella, Muestra de Santa Pancha" (Santa Pancha metallurgical test results)
8. Exploration for epithermal gold deposits: Reviews in Economic Geology, v 13, p245-277, 2000, by Hedenquist, J.W. Hedenquist, A. Arribas Jr. and E. Gonzalez-Urien
9. Observations on exploration potential in the El Limon epithermal gold mining district, Nicaragua, April 2002 Prepared for Black Hawk Mining Ltd. (a subsidiary of Glencairn) by J.W. Hedenquist
10. Report on Geological Mapping of the Southern Portion of the El Limon Property, Nicaragua, July 17, 2002 Prepared for Black Hawk Mining Inc. (now a subsidiary of Glencairn) by P. Lewis
11. Technical Report on the Nicaragua Properties of Black Hawk Mining Inc.; Prepared for Glencairn Gold Corporation by Roscoe Postle Associates Inc.; August 12, 2003; a filed 43-101 Report

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

SIGNATURE PAGE
--------------

     This report titled "Technical Report on the Santa Pancha Resource Estimate for the Limon Mineral Concession of Nicaragua" and dated November 23, 2004 was prepared by and signed by the following author:


                                        [GRAPHIC OMITTED]

     Dated at Toronto, Ontario          /s/ Michael B. Gareau
     November 24, 2004                  Michael B. Gareau B.Sc. (Hon.), P. Geo.
                                        Vice President of Exploration
                                        Glencairn Gold Corporation

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

CERTIFICATE OF QUALIFICATIONS
-----------------------------

MICHAEL B. GAREAU
-----------------

     As the author of this "Technical Report on the Santa Pancha Resource Estimate for the Limon Mineral Concession of Nicaragua FOR GLENCAIRN GOLD CORPORATION (the Issuer) dated November 24, 2004, I hereby make the following statements:


     1. My name is Michael B. Gareau and I am an employed as the Vice President of Exploration by Glencairn Gold Corporation and am an officer of Glencairn. My office address is Suite 500, 6 Adelaide Street East, Toronto, ON, M5C 1H6.

     2. I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. I have received the following degrees and education in Geological Sciences:

     o    B.Sc. (Eng.) 1977 -Dalhousie University, Halifax, Nova Scotia
     o    Honours Cert. 1978 - Dalhousie University, Halifax, Nova Scotia
     o 8 graduate courses in Geology 1982 to 1985 - University of British Columbia, Vancouver, British Columbia

     I am registered as a Professional Geologist in the Province of Ontario.

     The Technical Report is based on my personal and direct supervision and review of the drilling program and the mineral resource estimates completed by the Limon geological staff, on a review of technical reports available from the Issuer, on discussions with the Issuer's staff, on information available in public files, and my personal knowledge of and work experience at Limon and Santa Pancha.

     I have been practising as a professional geologist for over 25 years. My relevant experience for the purpose of the Technical Report is:

     i) Conducted and supervised numerous drilling programs on gold deposits
     ii) Resource and reserve audits and estimates on numerous gold deposits, including epithermal vein deposits in the Americas
     iii) Specific knowledge of the Limon gold mining district

     3. I have been responsible for the supervision and execution of exploration, drilling and resource estimation activities at the Limon Mine site, in Nicaragua from October 1995 to the present for several different owners including Glencairn Gold Corporation. I directly supervised the work of the Limon geological staff that executed the Santa Pancha drilling and trenching programs, and participated in the resource estimation exercise reported in this Technical Report. I spent more than 125 days at the Limon Mine during 2004. In addition, I have spent extensive periods of time at the Limon Mine and in Nicaragua from 1995 through to 2003, inclusive.

     4. I am responsible for the following sections of the Technical Report:

     o    Summary
     o    Introduction
     o    Property Description and Location
     o    Accessibility,    Climate,   Local   Resources,   Infrastructure   and
          Physiography
     o    History
     o    Geological Setting
     o    Deposit Type
     o    Mineralization
     o    Exploration
     o    Drilling
     o    Sampling Method and Approach
     o    Sample Preparation, Analyses and Security
     o    Data Verification
     o    Mineral Resource and Mineral Reserve Estimates
     o    Conclusions
     o    Recommendations

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

     5. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     6. I am an employee of the Issuer as set out in section 1.5(4)(a) of National Instrument 43-101 and hence am not an independent Qualified Person.

     7. I have read National Instrument 43-101 F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and FOrm 43-101 F1.


                                        [GRAPHIC OMITTED]

     Dated at Toronto, Ontario          /s/ Michael B. Gareau
     November 24, 2004                  Michael B. Gareau B.Sc. (Hon.), P. Geo.

GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------

APPENDIX 1
----------

ASSAY QUALITY ASSURANCE AND QUALITY CONTROL
CHECK ASSAY DATA AND GRAPHIC COMPARISONS
----------------------------------------

                               [GRAPHIC OMITTED]
                 [REJECT CHECK ASSAY COMPARISON - POZO 1&2 AREA]

                      Pozo 1&2 Area - Reject Check Assays
                            Santa Pancha Vein System

------------------------------------------------------------------------------------------------
                         Limon Lab    Reject Check Limon Reject Check ACME
      N/O  Sample #                                                            Comments
                       Original Pulp
------------------------------------------------------------------------------------------------
                      Gold Grade (g/t) Gold Grade (glt)   Gold Grade (g/t)
=================================================================================================
       1     137717           72.92       85.16             70.23
------------------------------------------------------------------------------------------------
       2     137718           55.85       62.02             53.20
------------------------------------------------------------------------------------------------
       3     137709           49.82       55.47             53.32
------------------------------------------------------------------------------------------------
       4     137724           39.80       27.36             27.68
------------------------------------------------------------------------------------------------
       5     137715           36.36       34.11             34.91
------------------------------------------------------------------------------------------------
       6     137720           31.54       33.60             25.33
------------------------------------------------------------------------------------------------
       7     137720           31.54                         25.10             ACME duplicate
------------------------------------------------------------------------------------------------
       8     137716           28.32       28.90             28.64
------------------------------------------------------------------------------------------------
       9     137716           28.32       29.38                               Limon duplicate
------------------------------------------------------------------------------------------------
      10     137708           23.28       23.52             20.30
------------------------------------------------------------------------------------------------
      11     137712           22.66       20.67             20.08
------------------------------------------------------------------------------------------------
      12     137727           22.35       26.19             24.53
------------------------------------------------------------------------------------------------
      13     137727           22.35       24.75                               Limon duplicate
------------------------------------------------------------------------------------------------
      14     137728           22.32       21.53             23.04
------------------------------------------------------------------------------------------------
      15     137730           21.43       21.05             17.95
------------------------------------------------------------------------------------------------
      16     137723           21.32       20.57             22.35
------------------------------------------------------------------------------------------------
      17     137711           20.57       25.78             28.02
------------------------------------------------------------------------------------------------
      18     137714           20.26       28.75             24.83
------------------------------------------------------------------------------------------------
      19     137710           18.38       25.23             26.09
------------------------------------------------------------------------------------------------
      20     137719           16.90       15.15             15.61
------------------------------------------------------------------------------------------------
      21     137722           16.08       15.67             14.70
------------------------------------------------------------------------------------------------
      22     137729           15.56       10.80             13.23
------------------------------------------------------------------------------------------------
      23     137731           14.84       22.80             19.81
------------------------------------------------------------------------------------------------
      24     137713           14.06       19.75             16.20
------------------------------------------------------------------------------------------------
      25     137726           11.83       11.04             11.61
------------------------------------------------------------------------------------------------
      26     137725            8.02       11.52              7.21
------------------------------------------------------------------------------------------------
      27     137707            0.00        0.00              0.01             Blank
------------------------------------------------------------------------------------------------
      28   Standard                                          3.39             ACME standard
------------------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                [PULP CHECK ASSAY COMPARISON - POZO 1 Y 2 AREA]

-------------------------------------------------------------------------------------------------
                      Hole #      Limon Lab    Limon Lab Pulps   ACME Pulp Checks
    N/O  Sample #                                                                   Comments
                                Original Pulp    Blind Check
-------------------------------------------------------------------------------------------------
                              Gold Grade (g/t) Gold Grade (glt)  Gold Grade (g/t)
=================================================================================================
     1     65505      3147-S        72.52           76.93            71.54
-------------------------------------------------------------------------------------------------
     2     66045      3162-S        64.11           64.49            65.86
-------------------------------------------------------------------------------------------------
     3     66045      3162-S        64.11           66.2                          Limon duplicate
-------------------------------------------------------------------------------------------------
     4     65506      3147-S        55.85           56.53            48.44
-------------------------------------------------------------------------------------------------
     5    116105      3006-S        49.82           47.07             5.22
-------------------------------------------------------------------------------------------------
     6     65507      3147-S        48.00           35.89            46.74
-------------------------------------------------------------------------------------------------
     7     65878      3161-S        39.8            38.71            34.46
-------------------------------------------------------------------------------------------------
     8    118302      3141-S        36.36           34.49            35.51
-------------------------------------------------------------------------------------------------
     9     65653      3152-S        31.54           30.27            27.98
-------------------------------------------------------------------------------------------------
     10   118339      3144-S        28.32           26.02            25.67
-------------------------------------------------------------------------------------------------
     11   116036      2998-S        23.28           21.80            22.09
-------------------------------------------------------------------------------------------------
     12   118291      3141-S        23.18           20.94            22.51
-------------------------------------------------------------------------------------------------
     13   117834      3123-S        22.66           38.68            21.47
-------------------------------------------------------------------------------------------------
     14    66046      3162-S        22.35           22.66            18.38
-------------------------------------------------------------------------------------------------
     15    65972      3163-S        22.32           22.46            20.27
-------------------------------------------------------------------------------------------------
     16    66153      3168-S        21.43           21.98            22.08
-------------------------------------------------------------------------------------------------
     17    65877      3161-S        21.32           19.44            16.67
-------------------------------------------------------------------------------------------------
     18   118340      3144-S        21.26           21.01            19.56
-------------------------------------------------------------------------------------------------
     19   116252      3029-S        20.57           20.36            21.78
-------------------------------------------------------------------------------------------------
     20    18006      3126-S        20.26           18.48            18.81
-------------------------------------------------------------------------------------------------
     21    65731      3154-S        20.16           19.91            16.98
-------------------------------------------------------------------------------------------------
     22    65731      3154-S        20.16           19.88                         Limon duplicate
-------------------------------------------------------------------------------------------------
     23   116220      3024-S        18.38           16.56            17.14
-------------------------------------------------------------------------------------------------
     24    65524      3147-S        18.14           26.29            25.55
-------------------------------------------------------------------------------------------------
     25   116046      2998-S        17.93           16.35            18.30
-------------------------------------------------------------------------------------------------
     26    65523      3147-S        17.17           18.68            16.18
-------------------------------------------------------------------------------------------------
     27    65652      3152-S        17.14           15.87            15.45
-------------------------------------------------------------------------------------------------
     28    65652      3152-S        17.14                            15.59         ACME duplicate
-------------------------------------------------------------------------------------------------
     29   118007      3126-S        17.03           16.42            17.16
-------------------------------------------------------------------------------------------------
     30   117974      3126-S        17.00           15.98            16.09
-------------------------------------------------------------------------------------------------
     31    65974      3163-S        16.97           16.22            14.59
-------------------------------------------------------------------------------------------------
     32    65974      3163-S        16.97                            15.59         ACME duplicate
-------------------------------------------------------------------------------------------------
     33    65601      3151-S        16.90           16.45            11.14
-------------------------------------------------------------------------------------------------
     34    65809      3158-S        16.08           14.71            14.78
-------------------------------------------------------------------------------------------------
     35    66124      3168-S        15.56           11.69            16.65
-------------------------------------------------------------------------------------------------
     36    66166      3169-S        14.84           15.15            14.92
-------------------------------------------------------------------------------------------------
     37   118379      3144-S        14.64           15.25            12.55
-------------------------------------------------------------------------------------------------
     38    65675      3152-S        14.43           14.60            13.59
-------------------------------------------------------------------------------------------------
     39   118177      3131-S        14.06           13.06            12.94
-------------------------------------------------------------------------------------------------
     40   116222      3024-S        13.89           12.62            12.70
-------------------------------------------------------------------------------------------------
     41   118341      3144-S        13.85           13.85            12.73
-------------------------------------------------------------------------------------------------
     42    65598      3151-S        13.06            8.12            11.11
-------------------------------------------------------------------------------------------------
     43   118175      3131-S        12.89           11.38            11.51
-------------------------------------------------------------------------------------------------
     44    66129      3168-S        12.1            16.22            12.88
-------------------------------------------------------------------------------------------------
     45    65876      3161-S        12.07            8.64             8.14
-------------------------------------------------------------------------------------------------
     46    66005      3162-S        11.83           12.72             11.3
-------------------------------------------------------------------------------------------------
     47   118328      3144-S        11.24           10.69             9.98
-------------------------------------------------------------------------------------------------
     48   116237      3024-S        11.18            9.36            10.07
-------------------------------------------------------------------------------------------------
     49    65879      3161-S        11.11           10.05             9.69
-------------------------------------------------------------------------------------------------
     50   118292      3141-S        10.32            8.81             8.84
-------------------------------------------------------------------------------------------------
     51   116027      2998-S        10.28            9.29             9.15
-------------------------------------------------------------------------------------------------
     52    65709      3151-S        10.15           10.04             9.41
-------------------------------------------------------------------------------------------------
     53    65619      3151-S         9.59            9.70             8.85
-------------------------------------------------------------------------------------------------
     54    66104      3168-S         9.57            9.09             9.75
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
     55    65743      3156-S        9.46            8.40             8.18
-------------------------------------------------------------------------------------------------
     56    65803      3158-S        8.85            6.65             8.12
-------------------------------------------------------------------------------------------------
     57    66192      3169-S        8.19            7.75             8.6
-------------------------------------------------------------------------------------------------
     58    66003      3162-S        8.02            8.4              7.67
-------------------------------------------------------------------------------------------------
     59   117832      3123-S        7.89           15.22             7.83
-------------------------------------------------------------------------------------------------
     60    65819      3158-S        7.82            7.34             6.76
-------------------------------------------------------------------------------------------------
     61    65819      3158-S        7.82            7.47                          Limon duplicate
-------------------------------------------------------------------------------------------------
     62   118334      3144-S        7.72            7.09             7.16
-------------------------------------------------------------------------------------------------
     63    66006      3162-S        7.71            8.64             8.2
-------------------------------------------------------------------------------------------------
     64   137701     Standard       6.39            6.06             4.68          Limon standard
-------------------------------------------------------------------------------------------------
     65   137702     Standard       6.39            6.31             6.02          Limon standard
-------------------------------------------------------------------------------------------------
     66   137703     Standard       6.39            6.51             6.36          Limon standard
-------------------------------------------------------------------------------------------------
     67    66168      3169-S        5.83            5.35             5.63
-------------------------------------------------------------------------------------------------
     68   117835      3123-S        5.73            6.31             5.33
-------------------------------------------------------------------------------------------------
     69    65853      3158-S        5.69            5.11             6.43
-------------------------------------------------------------------------------------------------
     70    65813      3158-S        5.52            5.04             5.92
-------------------------------------------------------------------------------------------------
     71    65676      3152-S        5.35            4.59             5.00
-------------------------------------------------------------------------------------------------
     72    65599      3151-S        5.25            3.74             4.46
-------------------------------------------------------------------------------------------------
     73    65599      3151-S        5.25            4.52                          Limon duplicate
-------------------------------------------------------------------------------------------------
     74    65820      3158-S        5.18            3.74             4.37
-------------------------------------------------------------------------------------------------
     75    66105      3168-S        5.07            5.42             5.76
-------------------------------------------------------------------------------------------------
     76   118005      3126-S        4.90            3.63             4.59
-------------------------------------------------------------------------------------------------
     77   118156      3131-S        4.77            3.87             4.24
-------------------------------------------------------------------------------------------------
     78    65802      3158-S        4.22            3.63             3.94
-------------------------------------------------------------------------------------------------
     79    65852      3158-S        4.22            3.84             3.73
-------------------------------------------------------------------------------------------------
     80   118155      3131-S        4.05            4.53             4.28
-------------------------------------------------------------------------------------------------
     81    65596      3151-S        4.05            3.83             2.11
-------------------------------------------------------------------------------------------------
     82   118155      3131-S        4.05            4.46                          Limon duplicate
-------------------------------------------------------------------------------------------------
     83   116239      3024-S        3.94            2.67             3.52
-------------------------------------------------------------------------------------------------
     84   118378      3144-S        3.57            3.66             3.39
-------------------------------------------------------------------------------------------------
     85   118378      3144-S        3.57            3.56                          Limon duplicate
-------------------------------------------------------------------------------------------------
     86    65807      3158-S        3.26            2.81             3.06
-------------------------------------------------------------------------------------------------
     87    65730      3154-S        3.05            2.91             2.94
-------------------------------------------------------------------------------------------------
     88    66044      3162-S        3.02            2.78             3.3
-------------------------------------------------------------------------------------------------
     89   118009      3126-S        2.94            2.40             2.74
-------------------------------------------------------------------------------------------------
     90    65875      3161-S        2.78            2.47             2.33
-------------------------------------------------------------------------------------------------
     91    66004      3162-S        2.61            2.88             3.00
-------------------------------------------------------------------------------------------------
     92   117831      3123-S        2.54            2.43             2.54
-------------------------------------------------------------------------------------------------
     93    65651      3152-S        2.16            1.74             1.81
-------------------------------------------------------------------------------------------------
     94   116253      3029-S        1.92            3.63             1.92
-------------------------------------------------------------------------------------------------
     95   116253      3029-S        1.92            3.60                          Limon duplicate
-------------------------------------------------------------------------------------------------
     96   118176      3131-S        1.89            1.51             1.61
-------------------------------------------------------------------------------------------------
     97    65850      3158-S        1.51            1.37             1.42
-------------------------------------------------------------------------------------------------
     98    66150      3168-S        1.44            1.23             1.58
-------------------------------------------------------------------------------------------------
     99    66150      3168-S        1.44            1.58                          Limon duplicate
-------------------------------------------------------------------------------------------------
    100    65873      3161-S        1.13            0.72             0.62
-------------------------------------------------------------------------------------------------
    101    65742      3156-S        0.31            0.24             0.26
-------------------------------------------------------------------------------------------------
    102   117829      3123-S        0.24            0.21             0.22
-------------------------------------------------------------------------------------------------
    103   117829      3123-S        0.24                             0.23          ACME duplicate
-------------------------------------------------------------------------------------------------
    104    66186      3169-S        0.21            0.75             0.85
-------------------------------------------------------------------------------------------------
    105   117975      3126-S        0.20            0.45             0.38
-------------------------------------------------------------------------------------------------
    106    65995      3163-S        0.1             0.38             0.46
-------------------------------------------------------------------------------------------------
    107   137704       Blank        0.00            0.00             0.01             Blank
-------------------------------------------------------------------------------------------------
    108   137705       Blank           0            0.00             0.02             Blank
-------------------------------------------------------------------------------------------------
    109   137706       Blank           0               0             0.01             Blank
-------------------------------------------------------------------------------------------------
    110 Standard                                                     3.49         ACME standard
-------------------------------------------------------------------------------------------------
    111 Standard                                                     3.44         ACME standard
-------------------------------------------------------------------------------------------------
    112 Standard                                                     3.49         ACME standard
-------------------------------------------------------------------------------------------------